ULTIMAX DIGITAL, INC.

March 31, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ultimax Digital, Inc.
Registration Statement on Form S-1
File No. 333-267590

Ladies and Gentlemen:

Ultimax Digital Inc. (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”) that the Company’s Registration Statement on Form S-1 (File No. 333-267590), filed with the Securities and Exchange Commission (“SEC”) on September 23, 2022, and as amended on October 26, 2022, November 15, 2022, November 25, 2022, December 12, 2022, January 13, 2023 and January 27, 2023, together with all exhibits thereto (“Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Company confirms that no securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

It is the Company’s understanding that this request will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this request will not be granted.

Please call Paul Goodman of Cyruli Shanks & Zizmor LLP at (917) 596-0905 with any questions.

Very truly yours,

By:	/s/ Jesse Sutton
Jesse Sutton
Chief Executive Officer